

SEC 04017668 OMMISSION 19

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR - 2 2004
WASH. D.C.
158

SEC FILE NUMBER
8- 38931

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/03___ AND ENDING___12/31/03___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FINANCIAL PRODUCT RESOURCES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

560 SYLVAN AVENUE
                              (No. and Street)

ENGLEWOOD CLIFFS   NEW JERSEY   07632
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FRED KARAGOSIAN   (201)567-9255
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GAREN & COMPANY
              (Name – if individual, state last, first, middle name)

560 SYLVAN AVENUE   ENGLEWOOD CLIFFS   NEW JERSEY   07632
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ FRED KARAGOSIAN _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ FINANCIAL PRODUCT RESOURCES, INC. _____ , as of _____ DECEMBER 31 _____ , 20 03 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Fred Karagosian
Signature

PRESIDENT
Title

Jean M. Karagosian
Notary Public

JEAN M. KARAGOSIAN
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires July 2 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ CASH FLOW
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



RECEIVED

MAR - 2 2004

WASH. D.C.

158

FINANCIAL PRODUCT RESOURCES, INC.

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2003

CONTENTS

	PAGE
Independent Auditors' Report	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes In Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-8
Supplementary Information:	
Computation of Net Capital Under Rule 15C3-1 of the Securities and Exchange Commission	9
Report on Internal Control Structure Required by SEC Rule 17a-5	10-11

Garen & Company LLC
CERTIFIED PUBLIC ACCOUNTANTS

560 Sylvan Avenue
Englewood Cliffs
New Jersey 07632
(201) 894-9110
(212) 513-7111
——— 1

Fax (201) 894-9088
www.garencpa.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Financial Product Resources, Inc.:

We have audited the accompanying statement of financial condition of Financial Product Resources, Inc., (an S Corporation) as of December 31, 2003, and the related statement of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Product Resources, Inc. at December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Garen + Company LLC

February 10, 2004

ASSETS

Current assets:

Cash and cash equivalents	$	20,098
Receivables from dealers		21,907
Receivables from others		750
Investments (net)		70,898
Prepaid insurance		809
Prepaid expense		684
Total current assets		115,146
Equipment, net of accumulated depreciation of $14,237		4,491
Security deposit		4,891
Total assets	$	124,528

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:

Accrued expenses	$	1,142
State income tax		250
Total current liabilities		1,392

Stockholder's equity

Common stock, no par value

Authorized - 2,500 shares		12,000
Issued and outstanding - 1,000 shares		
Capital in excess of stated value		11,000
Retained earnings		100,136
Total stockholder's equity		123,136
Total liabilities and stockholder's equity	$	124,528

The accompanying notes are an integral
part of these financial statements.

FINANCIAL PRODUCT RESOURCES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenue:

Commissions from listed equity securities	$ 226,048
Revenue from sale of investment company shares	41,299
Dividend and interest income	1,029
Capital gain distributions	114
Investment gain (realized and unrealized)	9,142
Total revenue	277,632

Expenses:

Salaries, payroll taxes and fees	199,129
Pension contribution	4,124
Rent	30,349
State and regulatory fees	3,498
Meals and entertainment	2,535
Telephone	5,277
Insurance	833
Professional fees	3,700
Office	14,908
Bank charges	222
Depreciation	3,204
Employee reimbursement expense	4,258
Total expenses	272,037
Income before provision for income taxes	5,595
Provision for state income taxes	544
Net income after taxes	$ 5,051

The accompanying notes are an integral
part of these financial statements.

FINANCIAL PRODUCT RESOURCES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

Accumulated Adjustment Account

Balance, beginning of year	$ 118,025
Net income	5,051
Balance, end of year	123,076

Accumulated Earnings and Profits

Balance, beginning of year	60
Total Retained Earnings, end of year	$ 123,136

The accompanying notes are an integral
part of these financial statements.

FINANCIAL PRODUCT RESOURCES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities:

Net gain	$	5,051
Adjustments to reconcile net income to net cash used in operating activities:		
Purchase of office equipment		(2,756)
Depreciation		3,204
Increase in prepaid insurance		(109)
Increase in prepaid expense		(1,432)
Increase in marketable securities		(29,527)
Increase in accounts receivable		(513)
Increase in accounts payable and accrued expenses		326
Net cash used in operating activities		(25,756)
Net decrease in cash and cash equivalents		(25,756)
Cash and cash equivalents, January 1, 2003		45,854
Cash and cash equivalents, December 31, 2003	$	20,098
Supplemental cash flows disclosure:		
Income tax payments	$	809

The accompanying notes are an integral
part of these financial statements.

FINANCIAL PRODUCT RESOURCES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

1. **Summary of Significant Accounting Policies**

   a. *Nature of Operations*

   The Company is a member firm of the National Association of Securities Dealers (NASD). This Company deals with mutual funds, variable annuities and limited partnerships exclusively, and introduces accounts on a fully disclosed basis to Pershing, and as such operates pursuant to the K2ii exemption to the Customer Protection Rule.

   b. *Cash and Cash Equivalents*

   Cash and cash equivalents includes cash in bank and all highly liquid debt instruments with a maturity of three months or less.

   c. *Customer Accounts*

   The Company does not hold securities for the accounts of customers, nor does the Company hold inventory for trading purposes.

   d. *Use of Estimates*

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   e. *Depreciation*

   Equipment is recorded at cost and depreciated using estimated useful lives of five to ten years.

   f. *Income Taxes*

   The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code as of January 1, 1988. Similarly, the Company elected to be taxed as an S Corporation for New Jersey State tax purposes effective January 1, 1994. Under these provisions the Company does not pay Federal or State corporate income taxes on its taxable income. Instead, the Company's taxable income or loss is included in the individual income tax return of the stockholder.

   The provision for income taxes represents the New Jersey franchise tax on certain S Corporation profits.

   g. *Commissions*

   Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

FINANCIAL PRODUCT RESOURCES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

2. Investment in Marketable Securities

The investments (trading securities) are made up of equities and are presented in the financial statements in accordance with the Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities:

Beginning balance, at cost	$ 43,127
Purchase of additional investments	28,187
Redemption, at cost, of investments	(7,901)
Ending balance, at cost	$ 63,413
Approximates market value	70,898
Gross unrealized holding gain at end of year	7,485
Gross unrealized holding gain at beginning of year	(1,757)
Net unrealized holding gain	$ 5,728

Included in investments was a cash balance of $25,000 for 2003, being held in the Pershing Escrow account. Gains and losses are computed as of the trading date.

3. Related Party Transactions

The Company shares office space and staff with Karagosian Financial Services, whose owner is also a shareholder in Financial Product Resources, Inc. An agreement amended March 1, 2003 provides for a monthly payment of $4,500, plus health insurance, for the officer, from Karagosian Financial Services for the use of shared services. The effective date of the original agreement was August 1, 1994. The agreement is subject to change by mutual agreement of both parties.

4. Subordinated Loans

The Company has no subordinated loans at December 31, 2003.

FINANCIAL PRODUCT RESOURCES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

5. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $97,549 which was $92,549 in excess of the required minimum net capital. The Company's net capital ratio at December 31, 2003 was .01 to 1.

6. **Pension Plan**

Financial Product Resources, Inc. has a 401(k) plan amended effective January 1, 2002 to adopt a Safe Harbor Plan. The plan permits employee contributions as allowed by the Internal Revenue Code. The employer matching contribution is 100% up to the first 3% of employee compensation and 50% for the next 2%. The 2003 contribution is $3,969.

7. **Commitment**

Financial Product Resources, Inc. leases its office space. The following is a schedule of future rental payments required under the operating lease that have remaining noncancellable lease terms in excess of one year at December 31, 2003 (see note 3):

Year ending December 2005	$ 40,583
2006	27,055
Total minimum payments required	$ 67,638

SUPPLEMENTARY INFORMATION

FINANCIAL PRODUCT RESOURCES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

Net capital:
  Total stockholder's equity

Common stock	$	23,000
Retained earnings		100,136
Total stockholder's equity qualified for net capital		123,136

Deductions and/or charges:

Total nonallowable assets from statement of financial condition	(17,366)
Other deductions	(1,500)

Haircuts on securities		(6,721)
Net capital	$	97,549
Aggregate Indebtedness - Accrued expenses and other liabilities	$	1,392
Computation of basic net capital requirement 6-2/3% of aggregate indebtedness or $5,000 whichever is greater	$	5,000
Net capital in excess of minimum requirement	$	92,549
Ratio: Aggregate indebtedness to net capital		.01 to 1

Reconciliation with company's computation
  Included in Part 11A of Form X-17A-5 as of December 31, 2003:

Net capital, as reported in Company's Part II Focus Report (unaudited)	$	97,549
Net audit adjustments		-
Net capital per above	$	97,549

The accompanying notes are an integral
part of these financial statements.

560 Sylvan Avenue
Englewood Cliffs
New Jersey 07632
(201) 894-9110 10
(212) 513-7111

Fax (201) 894-9088
www.garencpa.com

Garen & Company LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
Financial Product Resources, Inc.:

In planning and performing our audit of the financial statements of Financial Product Resources, Inc. (an S Corporation) for the year ended December 31, 2003 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness for aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). We did not review the practice and procedures followed by the company in the following:

1. Making the quarterly securities examinations, counts verifications, and comparisons, and the recordation of differences required by rule 17a-13,

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of The Federal Reserve System,

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3, because the Company does not carry security accounts for the customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulation, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Baren & Company LLC

February 10, 2004